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                            UNITED STATES              OMB Number: 3235-0145
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                        WASHINGTON, DC 20549           Estimated average burden
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                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No.)1


                             PUROFLOW INCORPORATED
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                   746375 10 4
                                 (CUSIP Number)


                                  May 26, 1999
             (Date of Event which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            Rule 13d-1(b)
       |X|  Rule 13d-1(c)
            Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed"for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

------------------------------                    -----------------------------
CUSIP No.   746375 10 4          SCHEDULE 13G         Page  2 of 6 Pages
------------------------------                    -----------------------------

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1         NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   DAVID S. NAGELBERG

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|_|
          (See Instructions)                                           (b)|_|

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3         SEC USE ONLY


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4        CITIZENSHIP OR PLACE OF ORGANIZATION

                   UNITED STATES

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                           5      SOLE VOTING POWER
NUMBER OF                         360,100
SHARES                     ----------------------------------------------------
BENEFICIALLY               6      SHARED VOTING POWER
OWNED BY                          99,250
 EACH                      ----------------------------------------------------
REPORTING                  7      SOLE DISPOSITIVE POWER
PERSON                            360,100
 WITH                      ----------------------------------------------------
                           8      SHARED DISPOSITIVE POWER
                                  99,250
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9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   459,350

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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            |_|


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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   5.7%

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12        TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).        Name of Issuer:

                  The name of the issuer of the class of equity securities to which this statement relates is Puroflow Incorporated, a Delaware corporation ("Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The Issuer's principal executive offices are located at 16559 Saticoy Street, Van Nuys, California 91406.

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of David S.Nagelberg ("Nagelberg").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  Nagelberg's business address is c/o M.H. Meyerson & Co., Inc., P.O. Box 2142, Rancho Santa Fe, California 92067-2142.

Item 2(c).        Citizenship:

                  Nagelberg is a citizen of the United States.

Item 2(d).        Title of Class of Securities:

                  The class of equity securities to which this statement relates is the common stock, par value $.01 per share, of the Issuer ("Common Stock"). The percentage of beneficial ownership reflected in this statement is based upon 8,100,321 shares of Common Stock outstanding at March 31, 1999, which number has been obtained from the Issuer's filings with the Securities and Exchange Commission.

Item 2(e).        CUSIP Number:

                  The CUSIP Number assigned to the Common Stock is 746375 10 4.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] Broker or dealer registered under Section 15
                          of the Exchange Act.

                  (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange
                          Act.

                  (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

                  (d) [ ] Investment company registered under Section 8 of the
                          Investment Company Act.

                                PAGE 3 OF 6 PAGES

                  (e) [ ] An investment adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E).

                  (f) [ ] An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F).

                  (g) [ ] A parent holding company or control person in
                          accordance with Rule 13d-1(b)(ii)(G).

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

                  (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1(c), check
                  this box.   |X|

Item 4.  Ownership

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

                  (a)      Amount beneficially owned:

                  The David S. Nagelberg Individual Retirement Account
                  ("IRA"), of which Nagelberg is the grantor, directly owns 135,250 shares of Common Stock. Additionally, custodial accounts opened by Nagelberg for the benefit of each of his four children own an aggregate of 224,850 shares of Common Stock ("Custodial Accounts"). The Nagelberg Family Trust, David and Bette Nagelberg, Trustees UA DTD September 24, 1997 ("Trust") directly owns 99,250 shares of Common Stock. Nagelberg has sole voting and dispositive powers over 360,100 shares of Common Stock held in the IRA and the Custodial Accounts. Nagelberg and Bette Nagelberg, as trustees of the Trust, share voting and dispositive power over the 99,250 shares of Common Stock held by the Trust. Nagelberg has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 360,100 shares of Common Stock held by the IRA and the Custodial Accounts. Nagelberg and Bette Nagelberg share the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 99,250 shares of Common Stock held by the Trust.

                                  PAGE 4 of 6 PAGES

                  (b)      Percent of class:

                  Nagelberg may be deemed to beneficially own 459,350 shares of the Issuer's Common Stock, or approximately 5.7% of the outstanding shares of Common Stock.

                  (c)      Number of shares as to which such person has:

                            (i) Sole power to vote or to direct the vote:
                                360,100 shares

                           (ii) Shared power to vote or to direct the vote:
                                99,250 shares

                          (iii) Sole power to dispose or to direct the
                                disposition of:  360,100 shares

                           (iv) Shared power to dispose or to direct the
                                disposition of:  99,250 shares

Item 5.  Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable

Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.  Notice of Dissolution of Group.

                  Not Applicable

Item 10. Certifications.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               PAGE 5 OF 6 PAGES

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  June 9, 1999

                                                     /s/ David S. Nagelberg
                                                     -------------------------
                                                     David S. Nagelberg


                               PAGE 6 OF 6 PAGES